Exhibit 1.01

Conflict Minerals Report of Mitel Networks

For the Year Ended December 31, 2014

1.	Introduction

This conflict minerals report (the “CMR”) has been prepared by management of Mitel Networks Corporation (herein referred to as the “Company”, “we”, “us” or “our”) for the calendar year ended December 31, 2015 in accordance with Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended (the “Act”) and The Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”). In accordance with the Rules, the Company undertook due diligence to determine the conflict minerals status of the necessary conflict minerals used in certain of its products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”) or any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”).

Mitel supports the goals and objectives of Section 1502 of the Dodd-Frank Act, which aims to prevent the use of conflict minerals that directly or indirectly finance or benefit armed groups in The Democratic Republic of the Congo (DRC) or an adjoining country as defined in the Act (Conflict Region). Conflict minerals include: columbite-tantalite (coltan) (i.e., tantalum), cassiterite (i.e., tin), gold, wolframite (i.e., tungsten) or their derivatives and could expand to include any other mineral or their derivative determined by the U.S. Secretary of State to be financing the DRC conflict. The Act requires companies to perform due diligence with respect to the sourcing of conflict minerals and to file annual reports relating to use of conflict minerals. NXP will comply with the conflict minerals diligence and reporting obligations required under the Act. Mitel is committed to implementing a comprehensive due-diligence process to meet these requirements.

2.	Due Diligence

2.1 Design of Due Diligence

The Company operates in North America and Europe. We do not own or operate any of the manufacturing facilities that build our product. We have outsourced all manufacturing activities to contract manufacturers that purchase components, assemble and test products on our behalf. As such, we are a downstream company and Mitel is many levels removed in the supply chain from the mining of the conflict minerals. Our contract manufacturers purchase electronic components used in our products from a large network of suppliers; many of those components contribute necessary conflict minerals to our products. These partners also assemble the printed wiring cards, do a functional electrical test, assemble the printed wiring card assemblies into the plastics or metal chassis, do a final test and ship the finished product to Mitel distribution centers. We control which electronic component suppliers our contract manufacturers purchase from and utilize in the manufacturing of our products.

The OECD Guidance recommends, among other things, that downstream companies identify, to the best of their efforts, and review the due diligence process of the smelters/refiners in their supply chain and assess whether they adhere to due diligence measures put forward in the OECD Guidance. Our due diligence measures have been designed to conform, in all material respects, with the framework in the OECD Guidance. We rely on our suppliers to assist with our reasonable country of origin inquiry and due diligence efforts, including the identification of smelters, for the conflict minerals contained in the products which they supply to us.

2.2 Management Systems

We are committed to working with upstream companies and organizations in our supply chain to comply with Rule 13p-1 under the Exchange Act. We have established a Conflict Mineral Compliance Program (the “Program”) that is designed to follow the framework established by the OECD. In order to support the objectives of our Program, we have assigned authority and responsibility to a team of senior employees to oversee the Program’s due diligence process so that risks are adequately managed. Our expectations to comply with the due diligence process under the Program have been communicated to all of our current suppliers. New requests for quotation, contracts and contract amendments reference these requirements.

2.3 Identify and Assess Risk in the Supply Chain

In accordance with the Program, we identified the risks in our supply chain by reviewing electronic component purchases by our contract manufacturers in 2015 and identifying the commodities that could contain conflict minerals.

A total of 722 of our suppliers were identified as potentially in-scope for conflict mineral regulatory purposes and contacted as part of the RCOI process. We conducted a survey of those suppliers using the EICC/GeSI Conflict Minerals Reporting Template (the “Template”), which is an industry-designed survey and reporting template for conflict minerals assessment. The Template includes questions regarding our conflict-free policy, engagement with our direct suppliers, and a listing of the smelters we and our suppliers use. In addition, the Template contains questions about the origin of conflict minerals included in products, as well as supplier due diligence.

Our due diligence measures included:

•	comparing the smelters and refiners identified in the supply-chain survey against the list of smelter facilities which have been identified as “conflict free” by programs such as the EICC/GeSI Conflict Free Smelter (CFS) program, and

•	comparing contract manufacturers’ responses for common component suppliers to ensure consistency of data.

2.4 Design and Implement a Strategy to Respond to Risks

Through our Program, we have designed and implemented a plan to respond to risk which includes monitoring of our supply chain and reporting procedures to management and our Board of Directors. As we implement our Program and through the due diligence process, we mitigate risks through continued and enhanced supplier communications, encouraging companies in our supply chain to source minerals in a conflict-free manner, and increase training to improve our data collection processes.

As described in the Program, we will engage any of our suppliers that we have reason to believe are supplying us with 3TG from sources that may support conflict in the Covered Countries to establish an alternative source of 3TG that does not support such conflict, as provided in the OECD guidance. At this time, we have found no instances where it was necessary to terminate a contract or find a replacement supplier.

2.5 Carry Out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not typically have a direct relationship with 3TG smelters and refiners and do not perform or direct audits of these entities within our supply chain.

2.6 Report on Supply Chain Due Diligence

The Form SD and Conflict Minerals Report contained herein and publicly available on our website meet the OECD Guidance to report annually on supply chain due diligence.

3.	Product Description

3.1 Survey Responses and Product Description

As a result of the due diligence efforts described above, we have concluded in good faith that during 2015 and with respect to the necessary conflict minerals that originated or may have originated from the Covered Countries, we do not have sufficient information from our suppliers or other sources to determine the country of origin of the conflict minerals used in our products or identify the facilities used to process those conflict minerals. The products in question consist of our IP and Digital telephone sets, various system controllers in our portfolio as well as associated telephony peripherals.

Through our contract manufacturers’ responses, we received data that 488 component suppliers confirmed to having one or more 3TG metals as necessary to the functionality or production of the products they supply to us. An additional 26 or 5% of responding suppliers stated that they did not use 3TGs in their products. 215 component suppliers have not responded to our inquiries. Of these responding suppliers that use conflict minerals, 401 or 82% responded “yes” to having one or more 3TG metals as necessary to the functionality or production of the products they supply to us. 60 or 12% of responders had incomplete information making it impossible to assess status. The response from our suppliers indicate that there are 406 unique smelters in our supply chain of which 77% are currently certified or are in the process of certification. The remaining smelters information was incomplete and could not be assessed as to status.

3.2 Efforts to Determine Mine or Location of Origin

Through our implementation of the Program and requesting our suppliers to complete the Template, we have determined that seeking information about conflict minerals in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of conflict minerals in our supply chain.

4.	Steps to be taken to mitigate risk

We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary conflict minerals in our products could benefit armed groups in the Covered Countries:

•	increase the response rate of suppliers’ smelters surveys,

•	influence our supply chain to request identified smelters to participate in a program similar to CFS to obtain a “conflict free” designation; and

•	continue to implement our Conflict Mineral Policy

Mitel also expects its suppliers to exercise due diligence on the source and chain of custody of minerals used in the manufacturing of their products and to make their due diligence findings available to their customers.

Specifically, Mitel suppliers will:

•	Utilize a reasonable Due Diligence program to ensure 3TGs materials necessary in the functionality or production of supplied materials must not directly or indirectly fund armed conflicts in the DRC or adjoining countries or are from scrap or recycled sources

•	To provide EICC-GeSI surveys to Mitel containing necessary information to allow Mitel’s compliance to SEC filings.

•	To flow down these requirements to lower levels of their supply chain using reasonable efforts to determine source of the specified metals.

•	Non-compliance to the above requirements will result in Supplier having to provide a corrective action plan to address said non-compliances in a reasonable timeframe.

Mitel’s Conflict Mineral Policy has been communicated to all our current primary suppliers. New Request for Quotations, contracts and contract amendments reference these requirements. Compliance with this policy will be a requirement for all direct material supplier contracts.